Asx Announcement

(ASX: NVX)

2 April 2025

EXHIBIT 99.1

Chairman’s Address to AGM

We now move to the substantive business of the meeting. But, before doing so, I will provide my perspective on our successes and the challenges facing the company and the sector more broadly.

Recall that the 2024 priorities were:

First, to scale its operations towards production targets by year-end.

Second, to secure additional Tier 1 partnerships and customers.

Third, NOVONIX’s efforts to secure financing to scale our operations.

Lastly, maintain its industry-leading R&D efforts for battery materials.

As outlined in our various updates to the market, we have made considerable progress over the past year.

We have signed offtake agreements with Tier 1 counterparties in Panasonic, Stellantis and Powerco (the battery division of VW). And we are in advanced discussions with a number of other Tier 1 counterparties.

The contracts we have signed take up all the available capacity at our existing Riverside facility in Chattanooga and have necessitated commitment to the proposed expansion facility at Enterprise South adjacent to the VW motor vehicle assembly plant, also in Chattanooga.

Importantly, we have made substantial progress in securing the funding needed for both the build out of plant capacity at Riverside to 20,000 tonnes per annum and for the first phase of the new facility at Enterprise South with initial planned capacity of another 31,500 tonnes per annum.

A successful equity raising in the final quarter of last year added to the US DOE grant of US$100 million for Riverside, US$108 million tax credit also applicable to Riverside and a US$754 million provisional loan from DOE for Enterprise South. In addition, NOVONIX has made an application

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for potential loan funding through the US Department of Defence in support of its own strategic objectives.

The strong support we continue to receive from the US Government reflects the critical importance of synthetic graphite to the strategic energy independence of the United States and indeed the rest of North America and all other parts of the world that are currently reliant on China as the sole source of close to 95% of global supply of synthetic graphite.

Significantly, our achievements both in terms of securing offtake contracts and funding are clear illustrations of the leadership position NOVONIX has taken in the development of the technology and scale required to be globally competitive and secure the supply of this key material for lithium-ion battery manufacturing in North America.

The year has not been without challenges. The Company is navigating a change in the U.S. Presidential administration that is bringing an additional focus on new priorities that are in our favour

U.S. Policy and Strategic Alignment

To touch on the changes in Washinton DC, NOVONIX’s strategic initiatives align with the new Administration’s priorities of securing critical mineral supply chains, strengthening national security, and fostering domestic manufacturing. The policies set forth by the current administration, including Executive Orders furthering energy independence, the critical minerals imperative and correcting trade disparities, reinforce the importance of our mission. Our production squarely aligns with Trump Administration priorities, particularly with respect to producing critical minerals and removing reliance on China for key new energy materials such as synthetic graphite.

In February 2025, we welcomed the International Trade Commission’s (ITC) preliminary determinations in the Anti-Dumping and Countervailing Duties (AD/CVD) case to which we are party. These rulings are a critical step toward establishing a level playing field for North American synthetic graphite production and protecting domestic manufacturing from unfair trade practices.

Management Updates

Our commitment to long-term shareholder value remains unchanged as we transition leadership to support the next phase of the Company’s growth. Our efforts include bringing in Robert Long as Chief Financial Officer (“CFO”) in September 2024. Robert brings over 25 years

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

of experience in finance and executive leadership with both public and private companies. Robert is based in Chattanooga, where we are focusing our company and headquarters. Dr. Chris Burns, in coordination with the Board, has decided that the time is right to appoint a new CEO with deep expertise in manufacturing, operations, and scaling industrial production. This transition is a strategic step forward as we grow our operations and deliver on our key commercial agreements.

Chris is continuing to assist the Company in the role as a Strategic Advisor to the Board, ensuring continuity and a smooth leadership transition. The Board is actively engaged in a formal search process, and we expect to have a new CEO in place by mid-year, based in Chattanooga, Tennessee.

Mt Dromedary Natural Graphite Resource

Shareholders will be aware that, in relation to our natural graphite resource at Mount Dromedary in Queensland’s northwest, we have been progressing the proposed transaction to combine Mount Dromedary with the Burke and Corella natural graphite assets of Lithium Energy Limited (LEL). The aim is to enhance the scale and economics of these resources and provide a focused team for the development of a substantial natural graphite operation. The combined projects will sit within a separate company, Axon Graphite, which will be the subject of a separate IPO with eligible NOVONIX and LEL shareholders being offered priority in the public offering of shares. We believe this transaction remains on track for completion in 2025.

Governance and Board Updates

On the Board, we were very pleased to welcome Sharan Burrow AC in February 2024 as an independent Board member. And Nick Liveris also joined the Board on September 1, 2024, after having served as the Company’s CFO since July 2021. And Andrew Liveris continues to serve as a strategic advisor playing an important growth role with partners and investors.

NOVONIX is well-positioned to play a pivotal role in onshoring the graphite supply chain in North America. The five-year U.S. outlook for Electric Vehicles remains strong, with sales expected to reach 25% of new vehicles in 2030. Energy storage systems are increasingly important for enhancing grid reliability and supporting AI-driven growth. We appreciate your patience as we establish a new local industry and continued support as we execute our strategy and deliver long-term value. The Board will continue to monitor the execution of the strategic plan to deliver long term value to our shareholders. We look forward to providing future updates on our progress.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Thank you and I will now turn to the business of the meeting.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com